

December 1, 2014

Via E-mail
Michael A. Refolo
Mirick, O'Connell, DeMallie & Lougee, LLP
100 Front Street
Worcester, MA 01608-1477

>   **Re: World Energy Solutions, Inc.**
>   **Schedule 14D-9**
>   **Filed November 19, 2014**
>   **File No. 005-82460**

Dear Mr. Refolo:

We have reviewed the filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Premiums Paid Analysis, page 31

1.   Please explain how an implied premium of 32.9% over the company's common stock closing price on October 31, 2014 supports Duff & Phelps' fairness opinion given the calculated premiums paid for U.S. companies with an enterprise value between $25 and $100 million. Also, disclose why Duff & Phelps selected October 31, 2014 as the measurement date for this analysis: we note that October 31 was not the trading day prior to the execution or announcement of the merger agreement, i.e., the most recent unaffected trading day to the date on which the opinion was delivered.

Certain Management Projections, page 34

2.   We note your disclosure on page 35 that the "Projections also reflect assumptions as to certain business decisions …." Please disclose the referenced assumptions.

Projected Financial Information, page 36

3.   This section includes non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G.

Cautionary Note Regarding Forward-Looking Statements, page 45

4.   We note the disclaimer that you do not "assume any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise." This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-9(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise to delete this statement and confirm that you will avoid using this statement in all future communications.

Annex I – Opinion of Duff & Phelps

5.   We note the statement on page I-4 that the opinion "is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps' express consent." Please disclose that Duff & Phelps' has consented to the use of its opinion in the Schedule 14D-9.

6.   We note the statement on page I-4 that "Duff & Phelps' liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company." Please provide the engagement letter to us supplementally.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Michael A. Refolo, Esq.
Mirick, O'Connell, DeMallie & Lougee, LLP
December 1, 2014
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3589 or Dan Duchovny, Special Counsel, at (202) 551-3619 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Philip V. Adams
        World Energy Solutions, Inc.